UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number:     001-07434

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
(Full title of the plan)

Aflac Incorporated
(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road Columbus, Georgia 31999
(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Aflac Incorporated 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Atlanta, Georgia
June 16, 2017

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2016	2015
Assets:
Investments, at fair value (Note 5)	$371,779,611	$320,887,668
Notes receivable from participants	13,085,481	11,845,993
Cash	33,121	0
Accrued employer contribution	417,854	376,525
Accrued participant contribution	838,890	777,716
Total assets	386,154,957	333,887,902
Net assets available for plan benefits	$386,154,957	$333,887,902
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31,

	2016	2015
Contributions and transfers:
Participant withholdings	$24,141,350	$21,691,379
Participant transfers from other plans	1,476,075	2,086,164
Employer matching	10,701,164	9,074,140
Total contributions and transfers	36,318,589	32,851,683
Dividend income	11,195,558	13,464,541
Interest income	658,338	589,124
Net appreciation (depreciation) in fair value of investments	23,931,393	(11,358,890)
Distributions to participants	(19,765,102)	(20,119,846)
Administrative fees	(71,721)	(97,901)
Increase (decrease) in net assets	52,267,055	15,328,711
Net assets available for plan benefits:
Beginning of year	333,887,902	318,559,191
End of year	$386,154,957	$333,887,902
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2016 and 2015

1. DESCRIPTION OF THE PLAN

The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees and Puerto Rico residents); American Family Life Assurance Company of New York; Aflac International, Inc. (excluding Japan Branch employees); Continental American Insurance Company (CAIC); Communicorp, Inc.; Aflac Benefits Advisors, Inc.; and, effective October 1, 2015, Empoweredbenefits, LLC. The aforementioned entities are collectively referred to as "the Company" in this report.

The Company stock fund investment under the Plan is an employee stock ownership plan with a dividend pass-through option. This option allows participants to make an election to receive any Company stock dividends in cash instead of using them to buy more Company stock in the participant's 401(k) account.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the payroll period following their employment date.

The Plan is administered by a plan administrator appointed by Aflac Incorporated's Board of Directors. For the years ended December 31, 2016 and 2015, T. Rowe Price Trust Company was the Plan's trustee and administrator.

(b)	Contributions and Transfers

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus in increments of whole percentages of up to 75%, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $18,000 for participants under the age of 50 and $24,000 for participants age 50 and older in 2016 and 2015. Participants can elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2016 and 2015, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' annual cash compensation. Participants may transfer into the Plan amounts representing distributions from other eligible plans.

The Company provides a nonelective contribution of 2% of annual cash compensation for employees who elected to opt out of the future benefits of the Aflac Incorporated defined benefit plan during the election period provided during the fourth quarter of 2013 and for new U.S. employees who started working for the Company after September 30, 2013.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting and Forfeited Accounts
Participants are 100% vested in their contributions plus investment earnings or losses thereon.
Participants become vested in the Company’s matching contributions and nonelective contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant's interest in the Company's matching contributions and nonelective contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses. At December 31, 2016, there was an ending balance of approximately $128,000 in forfeited non-vested accounts, compared with approximately $124,000 at December 31, 2015. In 2016, forfeitures of approximately $842,000 were used to reduce matching contributions, compared with approximately $535,000 in 2015.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock. Certain eligible participants can elect periodic withdrawals and installment distributions.

The Plan permits in-service withdrawals from vested account balances for participants who have attained age 59 ½. Additionally, hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

(f)	Notes Receivable From Participants

Participants are allowed to borrow funds from their accounts. The minimum amount of any notes receivable is $1,000. No participant may have more than one loan outstanding at any time, except that a participant may have more than one loan outstanding if both loans were issued before August 1, 2012, or if multiple loans were transferred from predecessor plans. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:

a.	50% of the participant's vested benefit (as defined by the Plan document); or

b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All notes receivable carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant's principal residence and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 3.75% at December 31, 2016 and 3.50% at December 31, 2015. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Transactions With Parties-in-Interest

As of December 31, 2016 and 2015, the statements of net assets available for plan benefits include the following investments and notes receivable with parties-in-interest to the Plan.

	2016	2015
T. Rowe Price Blue Chip Growth Fund	$21,742,948	$21,096,831
T. Rowe Price Balanced Fund	51,924,106	47,962,536
T. Rowe Price Equity Income Fund	24,108,697	20,169,691
T. Rowe Price Mid-Cap Growth Fund	17,074,095	16,048,187
T. Rowe Price Mid-Cap Value Fund	5,818,296	3,440,188
T. Rowe Price Retirement 2005 Fund	113,879	394,745
T. Rowe Price Retirement 2010 Fund	738,323	496,641
T. Rowe Price Retirement 2015 Fund	2,927,614	2,521,605
T. Rowe Price Retirement 2020 Fund	7,159,775	5,004,352
T. Rowe Price Retirement 2025 Fund	9,483,938	6,185,574
T. Rowe Price Retirement 2030 Fund	8,968,728	5,958,099
T. Rowe Price Retirement 2035 Fund	8,349,851	5,865,984
T. Rowe Price Retirement 2040 Fund	8,640,018	6,450,065
T. Rowe Price Retirement 2045 Fund	6,973,251	4,507,750
T. Rowe Price Retirement 2050 Fund	6,300,991	4,071,670
T. Rowe Price Retirement 2055 Fund	2,494,027	1,554,221
T. Rowe Price Retirement 2060 Fund	80,435	31,173
T. Rowe Price Stable Value Common Trust Fund	19,969,616	18,859,930
T. Rowe Price U.S. Treasury Money Fund	14,800	0
T. Rowe Price U.S. Treasury Money Market Trust	3,142,027	2,770,182
Aflac Incorporated common stock	101,126,372	89,604,088
Notes receivable from participants	13,085,481	11,845,993

The Plan’s investments include shares of common stock issued by Aflac Inc., the Plan sponsor. At December 31, 2016 and 2015, the Plan held a combined total of 1.5 million shares valued at approximately $69.60 and $59.90 per share, respectively. Additionally, the Plan received dividends paid by the Aflac Inc. common stock totaling $2.4 million and $2.3 million for each of the years ended December 31, 2016 and 2015, respectively. The Plan paid fees totaling approximately $56,000 and $49,000 to T. Rowe Price during 2016 and 2015, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)	Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.

(e)	Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions for the years ended December 31, 2016 and 2015, respectively.

(f)	Distributions
Distributions to participants are recorded when paid.

(g)	Expenses
The majority of the Plan's administrative expenses are paid directly by the Company and excluded from these financial statements. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount. Investment-related expenses are included in net appreciation (depreciation) in fair value of investments.

(h)	New Accounting Pronouncements
Recently Adopted Accounting Pronouncements

Fair Value Measurement - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent): In May 2015, the Financial Accounting Standards Board (FASB) issued guidance that eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value (NAV) per share (or its equivalent) using the practical expedient in FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement. The scope of current disclosure requirements for investments eligible to be measured at NAV will be limited to investments to which the practical expedient is applied. This guidance requires retrospective application. The Plan adopted this guidance as of January 1, 2016. The adoption of this guidance did not have an impact on the Plan because all investments in the Plan have a readily determinable fair value.

Technical Corrections and Improvements: In June 2015, the FASB issued guidance that covers a wide range of topics in the FASB ASC. This update includes amendments related to differences between original guidance and the FASB ASC, guidance clarification and reference corrections. ASC Topic 320, Investments—Debt and Equity Securities, includes a definition of readily determinable fair value for equity securities. This new guidance clarifies that this definition may also be applied to investments other than investments in a mutual fund. The Plan adopted this guidance as of January 1, 2016. In accordance with this guidance, it was determined that all of the Plan's investments have a readily determinable fair value. The adoption of this guidance impacted disclosures but did not have an impact on the Plan's net assets available for plan benefits or the changes in net assets available for plan benefits.

Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: Fully Benefit-Responsive Investment Contracts, Plan Investment Disclosures, Measurement Date Practical Expedient: In July 2015, the FASB issued a three-part accounting standard that provides guidance on certain aspects of the accounting by employee benefit plans. Part I of the standard requires an employee benefit plan to use contract value as the only measurement amount for fully benefit responsive investment contracts. Part II simplifies plan investment disclosure requirements for employee benefit plans. Part III provides employee benefit plans with a measurement-date practical expedient. This guidance requires retrospective application for Parts I and II and prospective application for Part III. The Plan adopted Parts I and II of this guidance as of January 1, 2016. The adoption of Parts I and II of this guidance required the Plan to decrease investments, at fair value on the December 31, 2015 statement of net assets available for plan benefits by $14,994 which was previously reported as an adjustment from fair value to contract value for fully benefit responsive investment contracts. The adoption impacted disclosures but did not have an impact on the Plan's total net assets available for plan benefits or the changes in net assets available for plan benefits. Part III of this accounting standard is not applicable to the Plan.

Accounting Pronouncements Pending Adoption
Plan Accounting - Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: Employee Benefit Plan Master Trust Reporting: In February 2017, the FASB issued guidance to require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits, respectively. The guidance also requires employee benefit plans to provide certain additional disclosures and to remove certain other disclosures from the footnotes to the financial statements. This guidance is effective for all employee benefit plans in fiscal years beginning after December 15, 2018. This guidance requires retrospective application to each period for which financial statements are presented. The Plan had no master trusts as of December 31, 2016. The adoption of this guidance is not expected to have a significant impact on the Plan’s statement of net assets available for plan benefits, statement of changes in net assets available for plan benefits, or disclosures.

Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities: In January 2016, the FASB issued guidance to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. For employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. We are currently evaluating the impact of this guidance on the Plan's net assets available for plan benefits, the changes in net assets available for plan benefits, and disclosures.
3. FEDERAL INCOME TAXES

The IRS has determined and informed the Company by letter dated March 25, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and therefore, are exempted from federal income taxes.

U.S. GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant inputs are not observable in an active market.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

1.
Mutual funds. Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

2.	Common stock. Valued at the closing price reported on the active market on which the individual securities are traded.

3.
Common/collective trusts. These trusts consist of a stable value fund that is composed primarily of fully benefit-responsive investment contracts and a money market fund which invests substantially all of its assets in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations. These trusts are valued at the NAV as provided by the Plan’s trustee. The NAV is calculated by its issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date. The fair value of the underlying Investment Contracts held by the trust are valued using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. Net asset value is a readily determinable fair value and is the basis for current transactions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31.

	2016
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$33,121	$—	$—	$33,121
Investments:
Mutual funds	247,541,596	—	—	247,541,596
Aflac Incorporated common stock	101,126,372	—	—	101,126,372
Common/collective trusts(1)	—	23,111,643	—	23,111,643
Total assets at fair value	$348,701,089	$23,111,643	$—	$371,812,732
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 320-10 and have been classified in the fair value hierarchy.

	2015
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Investments:
Mutual funds	$209,653,468	$—	$—	$209,653,468
Aflac Incorporated common stock	89,604,088	—	—	89,604,088
Common/collective trusts(1)	—	21,630,112	—	21,630,112
Total assets at fair value	$299,257,556	$21,630,112	$—	$320,887,668
(1) These investments have a readily determinable fair value in accordance with ASC subtopic 320-10 and have been classified in the fair value hierarchy.
There are no restrictions on the ability of investors to redeem any of these investments at December 31, 2016 and 2015.

The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2016 and 2015.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2016	2015
Net assets available for plan benefits per the financial statements	$386,154,957	$333,887,902
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	0	14,994
Amounts allocated to withdrawing participants	(46,398)	(93,941)
Deemed distributions	(66,210)	(58,345)
Net assets available for plan benefits per the Form 5500	$386,042,349	$333,750,610

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment before year-end, but not yet paid as of that date.
Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.
The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the years ended December 31:

	2016	2015
Net increase in net assets available for plan benefits per the financial statements	$52,267,055	$15,328,711
Prior year adjustment from contract value to fair value for fully benefit- responsive investment contracts	(14,994)	(270,575)
Current year adjustment from contract value to fair value for fully benefit- responsive investment contracts	0	14,994
Participant withdrawals not yet distributed	47,543	(93,941)
Deemed distributions	(7,865)	4,084
Net increase in net assets per the Form 5500	$52,291,739	$14,983,273

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100 PN: 004
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
Vanguard Inflation-Protected Securities Fund, Admiral	59,418	1,513,978
Vanguard Total Bond Market Index Fund, Institutional	234,410	2,496,469
American Funds Europacific Growth Fund, R6	263,471	11,866,717
T. Rowe Price Blue Chip Growth Fund*	299,448	21,742,948
T. Rowe Price Balanced Fund*	2,362,334	51,924,106
T. Rowe Price Equity Income Fund*	765,842	24,108,697
T. Rowe Price Mid-Cap Growth Fund*	226,537	17,074,095
T. Rowe Price Mid-Cap Value Fund*	200,217	5,818,296
T. Rowe Price Retirement 2005 Fund*	8,855	113,879
T. Rowe Price Retirement 2010 Fund*	42,555	738,323
T. Rowe Price Retirement 2015 Fund*	206,461	2,927,614
T. Rowe Price Retirement 2020 Fund*	350,797	7,159,775
T. Rowe Price Retirement 2025 Fund*	611,867	9,483,938
T. Rowe Price Retirement 2030 Fund*	398,079	8,968,728
T. Rowe Price Retirement 2035 Fund*	512,575	8,349,851
T. Rowe Price Retirement 2040 Fund*	372,254	8,640,018
T. Rowe Price Retirement 2045 Fund*	446,431	6,973,251
T. Rowe Price Retirement 2050 Fund*	479,527	6,300,991
T. Rowe Price Retirement 2055 Fund*	189,372	2,494,027
T. Rowe Price Retirement 2060 Fund*	7,932	80,435
T. Rowe Price U.S. Treasury Money Fund*	14,800	14,800
Vanguard Extended Market Index Fund, Institutional	48,410	3,520,384
Vanguard Institutional Index Fund, Institutional	151,126	30,804,094
Vanguard Total International Stock Index, Investor	133,961	1,973,240
Glenmede Smallcap Equity Institutional	156,252	4,693,807
Met West Total Return Bond Plan	782,960	7,759,135
Total Mutual Funds		247,541,596

Common/Collective Trusts
T. Rowe Price Stable Value Common Trust Fund*	19,969,616	19,969,616
T. Rowe Price U.S. Treasury Money Market Trust*	3,142,027	3,142,027
Total Common/Collective Trusts		23,111,643

Aflac Incorporated common stock*	1,452,965	101,126,372
Participant loans*** (1,991 loans outstanding with zero cost, interest rates from 5.25% to 10.25% and maturity dates of less than one year to 10 years)*		13,019,271	**
Total		$384,798,882
*Indicates a party-in-interest to the Plan
**Excludes deemed distributions of $66,210
***Also referred to as notes receivable from participants
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 16, 2017	By:	/s/ Matthew Owenby
Matthew Owenby
Senior Vice President, Chief Human Resources Officer

Exhibit Index

23	-	Consent of Independent Registered Public Accounting Firm